2/28

03007137

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Northern Abitibi Mining

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4749 FISCAL YEAR 9-30-02

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DATE : 3/5/03

NORTHERN ABITIBI MINING CORP.

NOTICE OF ANNUAL & SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the Annual & Special Meeting (the "Meeting") of the shareholders (the "Shareholders") of Northern Abitibi Mining Corp. (the "Corporation") will be held at the offices of Lavery, De Billy, 40th Floor, 1 Place Ville Marie, Montreal, Quebec, H3B 4M4 on Thursday, March 13, 2003, at 11:00 a.m. (Montreal time) for the following purposes, namely:

1. To receive the financial statements of the Corporation for the year ended September 30, 2003, together with the report of the Auditors thereon;

AR/S
9-30-02

2. To elect Directors for the ensuing year;

3. To appoint the Auditors for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the Auditors;

4. To consider, and if thought fit, to pass an ordinary resolution approving the 2003 Stock Option Plan of the Corporation and to authorize the Directors to make any amendments thereto that may be required for the purpose of obtaining the approval of the TSX Venture Exchange and as more particularly described in the accompanying Management Circular; and

5. To transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular - Proxy Statement accompanying this Notice, which Information Circular - Proxy Statement forms part of this Notice.

SHAREHOLDERS OF THE CORPORATION WHO ARE UNABLE TO ATTEND THE MEETING IN PERSON ARE REQUESTED TO DATE AND SIGN THE ENCLOSED FORM OF PROXY AND TO MAIL IT TO OR DEPOSIT IT WITH THE SECRETARY OF THE CORPORATION C/O NORTHERN ABITIBI MINING CORP., #500, 926 - 5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7. IN ORDER TO BE VALID AND ACTED UPON AT THE MEETING, FORMS OF PROXY MUST BE RETURNED TO THE AFORESAID ADDRESS NOT LESS THAN 48 HOURS (EXCLUDING SATURDAYS AND HOLIDAYS) BEFORE THE TIME FOR HOLDING THE MEETING OR ANY ADJOURNMENT THEREOF.

SHAREHOLDERS ARE CAUTIONED THAT THE USE OF THE MAIL TO TRANSMIT PROXIES IS AT EACH SHAREHOLDER'S RISK.

DATED at Calgary, Alberta, this 6th day of February, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

"James Devonshire"

James Devonshire, President, Chief Executive
Officer and Director

NORTHERN ABITIBI MINING CORP.
MANAGEMENT CIRCULAR - PROXY STATEMENT
for the Annual & Special Meeting to be held on
March 13, 2003

GENERAL INFORMATION

1. SOLICITATION OF PROXIES

This Management Circular - Proxy Statement is furnished in connection with the solicitation of proxies by the Management of Northern Abitibi Mining Corp. (the "Corporation") for use at the Annual & Special Meeting (the "Meeting") of the common shareholders (the "Shareholders") of the Corporation to be held on Thursday, March 13, 2003 at 11:00 a.m. (Montreal time) at the offices of Lavery, De Billy, 40th Floor, 1 Place Ville Marie, Montreal, Quebec and at any adjournment thereof, and on every poll that may take place in consequence thereof, for the purposes set forth in the Notice of Meeting. Instruments of Proxy must be addressed to the Secretary of the Corporation and reach Northern Abitibi Mining Corp., #500, 926 - 5th Avenue S.W., Calgary, Alberta, T2P 0N7, not less than 48 hours (excluding Saturdays and Holidays) before the time for holding the Meeting or any adjournment thereof.

The instrument appointing a proxy shall be in writing and shall be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY ARE DIRECTORS AND OFFICERS OF THE CORPORATION. A SHAREHOLDER SUBMITTING THE PROXY HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER OF THE CORPORATION) TO REPRESENT HIM OR IT AT THE MEETING. TO EXERCISE THIS RIGHT, THE SHAREHOLDER SHOULD INSERT THE NAME OF THE DESIRED REPRESENTATIVE IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR SUBMIT ANOTHER APPROPRIATE PROXY.

2. REVOCABILITY OF PROXY

A shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at Northern Abitibi Mining Corp., #500, 926 - 5th Avenue S.W., Calgary, Alberta, T2P ON7 at any time up to and including the last business day before the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting immediately prior to commencement of the Meeting, or any adjournment thereof, and upon either of such deposits the proxy is revoked.

3. PERSONS MAKING THE SOLICITATION

THIS SOLICITATION IS MADE ON BEHALF OF THE MANAGEMENT OF THE CORPORATION. The costs incurred in the preparation and mailing of the Form of Proxy, Notice of Meeting and this Management Circular - Proxy Statement will be borne by the Corporation. In addition to the use of mail, proxies may be solicited by personal interviews, telephone or telegraph by brokers or by directors, officers and employees of the Corporation, who will not be remunerated therefor.

4. EXERCISE OF DISCRETION BY PROXY

The shares represented by proxy in favour of management nominees will be voted on any poll at the Meeting and where the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted on any poll in accordance with the specification so made.

IN THE ABSENCE OF SUCH SPECIFICATION, SUCH SHARES WILL BE VOTED IN FAVOUR OF THE ELECTION OF DIRECTORS AND THE APPOINTMENT OF AUDITORS. THE PERSONS APPOINTED UNDER THE FORM OF PROXY FURNISHED BY THE CORPORATION ARE CONFERRED WITH DISCRETIONARY AUTHORITY WITH RESPECT TO AMENDMENTS OR VARIATIONS OF THOSE MATTERS SPECIFIED IN THE PROXY AND NOTICE OF MEETING AND WITH RESPECT TO ANY

OTHER MATTERS WHICH MAY PROPERLY BE BROUGHT BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF. AT THE TIME OF PRINTING THIS INFORMATION CIRCULAR, THE MANAGEMENT OF THE CORPORATION KNOWS OF NO SUCH AMENDMENT, VARIATION, OR OTHER MATTER.

5. NON-REGISTERED HOLDERS

A beneficial holder of common shares of the Corporation (a "Non-Registered Holder") whose Shares are registered in the name of an intermediary (an "Intermediary"), such as a bank, trust company, securities dealer or trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, or in the name of a clearing agency (such as CDS & Co.) of which the Intermediary is a participant, will be entitled to direct the voting of such holder's shares (unless such entitlement has been previously waived by the holder) by properly completing the proxy or voting instruction form received from the Intermediary or CDS & Co., as the case may be.

If a Non-Registered Holder who receives either a proxy or a voting instruction form wishes to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. **In either case, Non-Registered Holders should carefully follow the instructions of their service companies.**

6. VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of common shares which may be issued for such consideration as may be determined by resolution of the board of directors. As at February 6, 2003, there were 27,880,028 common shares issued and outstanding. The holders of common shares are entitled to one vote for each share held. Only those shareholders of record on February 6, 2003, will be entitled to vote at the Meeting or any adjournment thereof.

To the knowledge of the senior officers of the Corporation, the following sets out those persons or corporations owning, directly or indirectly, shares carrying more than 10% of the voting rights attached to all the issued and outstanding common shares of the Corporation.

Name and Address	Number of Shares	Percentage of Issued Shares
CDG Investments Inc. * #500, 926 - 5th Ave. S.W. Calgary, Alta. T2P 0N7	7,995,426	28.8%

*CDG Investments Inc. is a public company, the common shares of which are listed and posted for trading on the Bulletin Board under the symbol CDGEF. James Devonshire is the President and Director of CDG Investments Inc. and the Corporation.

7. PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING

Election of Directors

At the Meeting, the shareholders will be asked to elect four (4) directors to succeed the present four (4) directors, whose terms of office expire on the day of the Meeting, with the exception of Mr. Schiller who resigned effective February 9, 2003, to serve until the next Annual Meeting, or until their respective successors have been elected or appointed unless his office is earlier vacated in accordance with the By-Laws of the Corporation.

Unless otherwise directed, it is the intention of management to vote proxies in the accompanying Form of Proxy in favour of the election as directors of the four nominees hereinafter set forth.

The persons named below, with the exception of Mr. Ebert who is a nominee, are all presently directors of the Corporation and have served as such since the date they first became directors as set forth below.

The names of all the persons nominated for election as directors, all other positions and offices with the Corporation held by them, their principal occupations, the dates on which they became directors of the Corporation and the number of voting shares of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised, by each of them, as of February 6, 2003, are as follows:

Name, Present Office Held and Municipality of Residence	**Present Principal Occupation for the Last Five Years**	**Previously a Director**	**Common Shares Owned** *
Jean-Pierre Jutras Director *Calgary, Alberta*	Self employed Professional Geologist 1996 to date. Director and Vice-President of Manson Creek Resources Ltd. (TSX-MCK), Vice-President of CDG Investments Inc.(CDGEF) and President and Chief Operating officer for Tyler Resources Inc. (TSX-TYS)	March 23, 2001	2,700
Lesley Hayes Director *Calgary, Alberta*	Self-employed consultant from 2002 to date. From 1999 to 2002 Practice Manager Creative Services, Burntsand Inc. From 1996 to 1999 self-employed investor relations consultant, 1992 to 1996 Vice-President of operations of Vicom Multimedia. Director of Tyler Resources Inc. (TSX-TYS)	December 6, 1996	15,000
Shane Ebert, Ph.D. *Burnaby, British Columbia*	Consulting Geologist and Research Associate at the Mineral Deposit Research Unit (MDRU) University of British Columbia. President of Hot Spring Gold Corporation and consulting geologist 1996 to present. Director of Manson Creek Resources Ltd. (TSX-MCK)	Nominee	-
James Devonshire President and Director *Calgary, Alberta*	Self employed Chartered Accountant and Management Consultant. Director and President of Manson Creek Resources Ltd. (TSX-MCK), Tyler Resources Inc. (TSX-TYS), Aloak Corp. (TSX-AOK) and CDG Investments Inc. (CDGEF); Director and Secretary/ Treasurer of Parton Capital Inc.(CDNX-PNC)	December 20, 2000	28,000

The information as to shares beneficially owned, directly or indirectly, is based upon information furnished to the Corporation by the respective nominees.

* The number of shares of the Corporation carrying the right to vote in all circumstances beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee as of February 6, 2003.

The Corporation does not have an Executive Committee. The audit committee consists of James Devonshire and Lesley Hayes. Edward Schiller was a member of the Audit Committee until his resignation on February 9, 2003.

Appointment and Remuneration of Auditors

The persons designated in the enclosed form of proxy intend to vote for the re-appointment of Grant Thornton LLP, Chartered Accountants, of Calgary, Alberta, as Auditors of the Corporation, to hold office until the close of the next annual meeting and further intend to vote that the fixing of the remuneration be a matter left to the directors of the Corporation.

Stock Option Plan

In August of 2002, the TSX Venture Exchange ("TSX") adopted a new stock option policy whereby all Tier 2 Corporations must implement a stock option plan and comply with the amended stock option policy rules. In accordance with this policy, shareholders are being asked to consider and, if deemed advisable, approve the Corporation's adoption of a new stock option plan (the "2003 Plan") to replace the current stock option plan and to authorize the Corporation's Board of Directors (the "Board") to make any amendments thereto that may be required for the purpose of obtaining the TSX's approval of the 2003 Plan. The 2003 Plan authorizes the Board to issue options to directors, officers, key employees and others who are in a position to contribute to the future success and growth of the Corporation and was approved by the Board on January 17, 2003. The intent of the 2003 Stock Option Plan is to allow the Board to grant options that, in the aggregate, represent up to 10% of the number of issued and outstanding Common Shares at the time of grant. The full text of the 2003 Stock Option Plan is attached as Appendix "A" hereto.

The approval by Shareholders requires a favourable vote of a majority of the Common Shares voted in respect thereof at the Meeting. The TSX requires such approval before it will allow the adoption of the 2003 Plan.

Options to purchase an aggregate of 2,205,000 Common Shares which were previously granted to directors, officers and employees of the Corporation (at exercise prices of $0.10 and $0.12 per Common Share), will be deemed to be granted under the 2003 Plan.

The text of the resolution regarding this matter is as follows:

BE IT RESOLVED THAT:

1. the stock option plan of the Corporation in the form attached to the Management Proxy Circular of the Corporation dated February 6, 2003 that authorizes the board of directors of the Corporation to grant options that, in the aggregate, represent up to 10% of the number of issued and outstanding Common Shares outstanding at the time of grant is hereby approved; and

2. any one director or officer of the Corporation is authorized, on behalf of the Corporation, to execute and deliver all documents and do all things as such person may determine to be necessary or advisable to give effect to this resolution.

It is the intention of the persons named in the enclosed Instrument of Proxy, if not expressly directed otherwise in such Instrument of Proxy, to vote such proxies FOR the special resolution to approve the 2003 Plan.

8. REMUNERATION OF SENIOR EXECUTIVES

The following table indicates for the financial year ended September 30, 2002, the remuneration paid or payable by the Corporation to the three (3) senior executives of the Corporation:

ANNUAL COMPENSATION				LONG-TERM COMPENSATION	
Name and Title	Salary ($)	Bonus ($)	Other Compensation ($)	Stock Option Plan (# options granted)	Other Compensation ($)
James Devonshire, President, Chief Exeuctive Officer and Director (1)	NIL	Nil	$8,600 (1)	60,000	Nil
Jean Pierre Jutras Vice President and Director(2)	Nil	Nil	$11,200 (2)	60,000	NIL
Barbara O'Neill, Secretary	NIL	NIL	NIL	40,000	NIL
Shari Difley, Chief Financial Officer (3)	NIL	NIL	$7,700 (3)	40,000	NIL

(1) Mr. Devonshire's services are made available to the Company through his controlled corporation, Kingslea Financial Corp., which is paid on an "hourly basis" for Mr. Devonshire's services.

(2) Mr. Jutras's services are made available to the Company through his controlled corporation, 635280 Alberta Ltd., which is paid on a "per diem basis" for Mr. Jutras's services.

(3) Ms. Difley is self-employed and charges the Company for her services on a "per diem basis."

The Corporation does not have in effect any plan pursuant to which cash or non-cash compensation was paid or distributed to the executive officer of the Corporation during the most recently completed financial year or is proposed to be paid or distributed in a subsequent year.

The Corporation has no pension plan.

The Corporation does not have in effect any plan or arrangement pursuant to which compensation was received in the most recently completed financial year or pursuant to which compensation may be received by executive officers of the Corporation in the current fiscal year with a view to compensating such executive officers in the event of termination of employment or in the event of a change in responsibilities following a change in control.

The Corporation does not have in effect any standard arrangement pursuant to which directors are compensated by the Corporation for their services or any other arrangements in addition to or in lieu of any standard arrangement pursuant to which directors were compensated by the Corporation in their capacity as directors during the most recently completed financial year of the Corporation.

Directors of the Corporation received no remuneration for their services as directors in the year ended September 30, 2002.

The Corporation will be adopting a 2003 Stock Option Plan as described on page 4 of this Management Proxy Circular and attached in its entirity as Appendix "A". The Stock Option Plan is being presented to the Shareholders for their approval at the Meeting.

During the year a total of 50,000 stock options were exercised for total proceeds of $5,000. Stock options were granted for 250,000 common shares at $0.10 per share expiring January 6, 2004 and 545,000 common shares at $0.12 per share expiring May 15, 2007. During the year ended September 30, 2002, a total of 1,088,000 options expired or were cancelled.

The following are the particulars of stock options outstanding as at February 6, 2003:

Type of Option	Number of Shares	Exercise Price Per Share	Date Option Granted	Expiry Date
Director	1,060,000 240,000	$0.10 $0.12	Apr. 11/2001 May 16, 2002	Apr. 10/2006 May 15, 2007
Employees, Consultants & Officers	350,000 305,000	$0.10 $0.12	Apr. 11/2001 May 16, 2002	Apr. 10/2006 May 15, 2007
Investor Relations	250,000	$0.10	Jan. 7/2002	Jan. 6/2004

Total Options: 2,205,000

During the most recently completed financial year of the Corporation no compensation not referred to above was paid to any executive officer of the Corporation.

9. INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or senior officers of the Corporation, nor associates or affiliates of any such persons are or have been indebted to the Corporation at any time since the beginning of the Corporation's last completed financial year.

10. INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

None of the directors or senior officers of the Corporation, nor any proposed nominee for election as a director of the Corporation, nor any person who beneficially owns, directly or indirectly, shares carrying more that 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Corporation's last completed financial year or in any proposed transaction which, in either case, has or will materially affect the Corporation other than disclosed herein.

CDG Investments Inc., its affiliates, officers of the Company and corporations in which certain of the Corporation's officers and directors are shareholders incurred exploration expenditures on the Corporation's behalf and provided services, at usual professional rates, as presented below:

	2002	2001
Geological and exploration	$ 5,000	$ 8,000
Rent & direct administrative	80,000	79,000
	$ 85,000	$ 87,000

During the 2002 fiscal year, Tyler Resources Inc., a company related by virtue of certain common officers and directors acted as operator for the Keni Joint Venture. Accordingly it billed the Corporation for its share of third party exploration and development expenditures including a mark-up of 5% to 10% on qualifying expenditures to cover administrative overhead. The rates are consistant with industry practice. The total exploration and development costs billed to the Corporation aggregated $241,000 and total overhead fees billed aggregated $17,500 during the year ended September 30, 2002.

Other Matters

Management knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice. However, if any other matter properly comes before the Meeting, the accompanying form of proxy will be voted on such matter in accordance with the best judgement of the person(s) voting the proxy.

Directors' Approval

The contents and sending of this Management Circular have been approved by the directors of the Corporation.

Certificate

The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

Dated the 6th day of February, 2003.

"James Devonshire"	"Shari Difley"
James Devonshire Director, Chief Executive Officer and President	Shari Difley Chief Financial Officer

APPENDIX "A"

NORTHERN ABITIBI MINING CORP.

Dated January 17, 2003

STOCK OPTION PLAN

1. The Plan

A stock option plan (the "Plan"), pursuant to which options to purchase common shares, or such other shares as may be substituted therefor ("Shares"), in the capital of Northern Abitibi Mining Corp. (the "Corporation") may be granted to the directors, officers and employees of the Corporation and to consultants retained by the Corporation, is hereby established on the terms and conditions set forth herein.

2. Purpose

The purpose of this Plan is to advance the interests of the Corporation by encouraging the directors, officers and employees of the Corporation and consultants retained by the Corporation to acquire Shares, thereby: (i) increasing the proprietary interests of such persons in the Corporation; (ii) aligning the interests of such persons with the interests of the Corporation's shareholders generally; (iii) encouraging such persons to remain associated with the Corporation and (iv) furnishing such persons with an additional incentive in their efforts on behalf of the Corporation.

3. Administration

(a) This Plan shall be administered by the board of directors of the Corporation (the "Board").

(b) Subject to the terms and conditions set forth herein, the Board is authorized to provide for the granting, exercise and method of exercise of Options (as defined in paragraph 3(d) below), all on such terms (which may vary between Options granted from time to time) as it shall determine. In addition, the Board shall have the authority to: (i) construe and interpret this Plan and all option agreements entered into hereunder; (ii) prescribe, amend and rescind rules and regulations relating to this Plan and (iii) make all other determinations necessary or advisable for the administration of this Plan. All determinations and interpretations made by the Board shall be binding on all Participants (as hereinafter defined) and on their legal, personal representatives and beneficiaries.

(c) Notwithstanding the foregoing or any other provision contained herein, the Board shall have the right to delegate the administration and operation of this Plan, in whole or in part, to a committee of the Board or to the President or any other officer of the Corporation. Whenever used herein, the term "Board" shall be deemed to include any committee or officer to which the Board has, fully or partially, delegated responsibility and/or authority relating to the Plan or the administration and operation of this Plan pursuant to this Section 3.

(d) Options to purchase the Shares granted hereunder ("Options") shall be evidenced by (i) an agreement, signed on behalf of the Corporation and by the person to whom an Option is granted, which agreement shall be in such form as the Board shall approve, or (ii) a written notice or other instrument, signed by the Corporation, setting forth the material attributes of the Options.

4. Shares Subject to Plan

(a) Subject to Section 15 below, the securities that may be acquired by Participants upon the exercise of ***Options shall be deemed to be fully authorized and issued Shares of the Corporation.*** Whenever used herein, the term "Shares" shall be deemed to include any other securities that may be acquired by a Participant upon the exercise of an Option the terms of which have been modified in accordance with Section 15 below.

(b) The aggregate number of Shares reserved for issuance under this Plan, or any other plan of the Corporation, shall not, at the time of the stock option grant, exceed ten percent of the total number of issued and outstanding Shares (calculated on a non-diluted basis) unless the Corporation receives the permission of the stock exchange or exchanges on which the Shares are then listed to exceed such threshold.

(c) If any Option granted under this Plan shall expire or terminate for any reason without having been exercised in full, any un-purchased Shares to which such Option relates shall be available for the purposes of the granting of Options under this Plan.

5. Maintenance of Sufficient Capital

The Corporation shall at all times during the term of this Plan ensure that the number of Shares it is authorized to issue shall be sufficient to satisfy the Corporation's obligations under all outstanding Options granted pursuant to this Plan.

6. Eligibility and Participation

(a) The Board may, in its discretion, select any of the following persons to participate in this Plan:

(i) directors of the Corporation;

(ii) officers of the Corporation;

(iii) employees of the Corporation; and

(iv) consultants retained by the Corporation, provided such consultants have performed and/or continue to perform services for the Corporation on an ongoing basis or are expected to provide a service of value to the Corporation;

(any such person having been selected for participation in this Plan by the Board is herein referred to as a "Participant").

(b) The Board may from time to time, in its discretion, grant an Option to any Participant, upon such terms, conditions and limitations as the Board may determine, including the terms, conditions and limitations set forth herein, provided that Options granted to any Participant shall be approved by the shareholders of the Corporation if the rules of any stock exchange on which the Shares are listed require such approval.

(c) The Corporation represents that, for any Options granted to an officer, employee or consultant of the Corporation, such Participant is a *bona fide* officer, employee or consultant of the Corporation.

7. Exercise Price

The Board shall, at the time an Option is granted under this Plan, fix the exercise price at which Shares may be acquired upon the exercise of such Option provided that such exercise price shall not be less than that from time to time permitted under the rules of any stock exchange or exchanges on which the Shares are then listed. In addition, the exercise price of an Option must be paid in cash. Shareholder approval shall be obtained by the Corporation prior to any reduction to the exercise price if the affected Participant is an insider (as defined in the *Securities Act* (Alberta)) of the Corporation at the time of the proposed amendment.

8. Number of Optioned Shares

The number of Shares that may be acquired under an Option granted to a Participant shall be determined by the Board as at the time the Option is granted, provided that the aggregate number of Shares reserved for issuance to any one Participant under this Plan or any other plan of the Corporation, shall not exceed five percent of the total number of issued and outstanding Shares (calculated on a non-diluted basis) in any 12 month period (and, in the case of consultants and persons retained to perform investor relation activities, shall not exceed two percent in any 12 month period) unless the Corporation receives the permission of the stock exchange or exchanges on which the Shares are listed to exceed such threshold. The Corporation shall obtain shareholder approval for grants of Options to insiders (as defined in the *Securities Act* (Alberta)), of a number of Options exceeding 10% of the issued Shares, within any 12 month period.

9. Term

The period during which an Option may be exercised (the "Option Period") shall be determined by the Board at the time the Option is granted, subject to any vesting limitations which may be imposed by the Board in its sole unfettered discretion at the time such Option is granted and Sections 11, 12 and 16 below, provided that:

(a) no Option shall be exercisable for a period exceeding five (5) years from the date the Option is granted unless the Corporation receives the permission of the stock exchange or exchanges on which the Shares are then listed and as specifically provided by the Board and as permitted under the rules of any stock exchange or exchanges on which the Shares are then listed, and in any event, no Option shall be exercisable for a period exceeding ten (10) years from the date the Option is granted;

(b) no Option in respect of which shareholder approval is required under the rules of any stock exchange or exchanges on which the Shares are then listed shall be exercisable until such time as the Option has been approved by the shareholders of the Corporation;

(c) the Board may, subject to the receipt of any necessary regulatory approvals, in its sole discretion, accelerate the time at which any Option may be exercised, in whole or in part; and

(d) any Options granted to any Participant must expire within 90 days after the Participant ceases to be a Participant, and within 30 days for any Participant engaged in investor relation activities after such Participant ceases to be employed to provide investor relation activities.

10. Method of Exercise of Option

(a) Except as set forth in Sections 11 and 12 below or as otherwise determined by the Board, no Option may be exercised unless the holder of such Option is, at the time the Option is exercised, a director, officer, employee or consultant of the Corporation.

(b) Options that are otherwise exercisable in accordance with the terms thereof may be exercised in whole or in part from time to time.

(c) Any Participant (or his legal, personal representative) wishing to exercise an Option shall deliver to the Corporation, at its principal office in the City of Calgary, Alberta:

(i) a written notice expressing the intention of such Participant (or his legal, personal representative) to exercise his Option and specifying the number of Shares in respect of which the Option is exercised; and

(ii) a cash payment, certified cheque or bank draft, representing the full purchase price of the Shares in respect of which the Option is exercised.

(d) Upon the exercise of an Option as aforesaid, the Corporation shall use reasonable efforts to forthwith deliver, or cause the registrar and transfer agent of the Shares to deliver, to the relevant Participant (or his legal, personal representative) or to the order thereof, a certificate representing the aggregate number of fully paid and non-assessable Shares in respect of which the Option has been duly exercised.

11. Ceasing to be a Director, Officer, Employee or Consultant

If any Participant shall cease to hold the position or positions of director, officer, employee or consultant of the Corporation (as the case may be) for any reason other than death or permanent disability, his Option will terminate at 4:00 p.m. (Calgary time) on the earlier of the date of the expiration of the Option Period and 60 days after the date such Participant ceases to hold the position or positions of director, officer, employee or consultant of the Corporation as the case may be, and ceases to actively perform services for the Corporation. An Option granted to a Participant who performs Investor Relations services on behalf of the Corporation shall terminate on the date of termination of the employment or cessation of services being provided and shall be subject to Exchange policies and procedures for the termination of Options for Investor Relations services. For greater certainty, the termination of any Options held by the Participant, and the period during which the Participant may exercise any Options, shall be without regard to any notice period arising from the Participant's ceasing to hold the position or positions of director, officer, employee or consultant of the Corporation (as the case may be).

Neither the selection of any person as a Participant nor the granting of an Option to any Participant under this Plan shall: (i) confer upon such Participant any right to continue as a director, officer, employee or consultant of the Corporation, as the case may be; or (ii) be construed as a guarantee that the Participant will continue as a director, officer, employee or consultant of the Corporation, as the case may be.

12. Death or Permanent Disability of a Participant

In the event of the death or permanent disability of a Participant, any Option previously granted to him shall be exercisable until the end of the Option Period or until the expiration of 12 months after the date of death or permanent disability of such Participant, whichever is earlier, and then, in the event of death or permanent disability, only:

(a) by the person or persons to whom the Participant's rights under the Option shall pass by the Participant's will or applicable law; and

(b) to the extent that he was entitled to exercise the Option as at the date of his death or permanent disability.

13. Rights of Participants

No person entitled to exercise any Option granted under this Plan shall have any of the rights or privileges of a shareholder of the Corporation in respect of any Shares issuable upon exercise of such Option until such Shares have been paid for in full and issued to such person.

14. Proceeds from Exercise of Options

The proceeds from any sale of Shares issued upon the exercise of Options shall be added to the general funds of the Corporation and shall thereafter be used from time to time for such corporate purposes as the Board may determine and direct.

15. Adjustments

(a) The number of Shares subject to the Plan shall be increased or decreased proportionately in the event of the subdivision or consolidation of the outstanding Shares of the Corporation, and in any such event a corresponding adjustment shall be made to the number of Shares deliverable upon the exercise of any Option granted prior to such event without any change in the total price applicable to the unexercised portion of the Option, but with a corresponding adjustment in the price for each Share that may be acquired upon the exercise of the Option. In case the Corporation is reorganized or merged or consolidated or amalgamated with another corporation, appropriate provisions shall be made for the continuance of the Options outstanding under this Plan and to prevent any dilution or enlargement of the same.

(b) Adjustments under this Section 15 shall be made by the Board, whose determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive. No fractional Shares shall be issued upon the exercise of an Option following the making of any such adjustment.

16. Change of Control

Notwithstanding the provisions of section 11 or any vesting restrictions otherwise applicable to the relevant Options, in the event of a sale by the Corporation of all or substantially all of its assets or in the event of a change of control of the Corporation, each Participant shall be entitled to exercise, in whole or in part, the Options granted to such Participant hereunder, either during the term of the Option or within 90 days after the date of the sale or change of control, whichever first occurs.

For the purpose of this Plan change of control of the Corporation means and shall be deemed to have occurred upon:

(a) the acceptance by the holders of Shares of the Corporation, representing in the aggregate, more than 50 percent of all issued Shares of the Corporation, of any offer, whether by way of a takeover bid or otherwise, for all or any of the outstanding Shares of the Corporation; or

(b) the acquisition, by whatever means, by a person (or two or more persons who, in such acquisition, have acted jointly or in concert or intend to exercise jointly or in concert any voting rights attaching to the Shares acquired), directly or indirectly, of beneficial ownership of such number of Shares or rights to Shares of the Corporation, which together with such person's then owned Shares and rights to Shares, if any, represent (assuming the full exercise of such rights to voting securities) more than 50 percent of the combined voting rights of the Corporation's then outstanding Shares; or

(c) the entering into of any agreement by the Corporation to merge, consolidate, amalgamate, initiate an arrangement or be absorbed by or into another corporation; or

(d) the passing of a resolution by the Board or shareholders of the Corporation to substantially liquidate the assets or wind-up the Corporation's business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such re-arrangement is part of a bona fide reorganization of the Corporation in circumstances where the business of the Corporation is continued and where the shareholdings remain substantially the same following the re-arrangement); or

(e) individuals who were members of the Board of the Corporation immediately prior to a meeting of the shareholders of the Corporation involving a contest for or an item of business relating to the election of directors, not constituting a majority of the Board following such election.

17. Transferability

All benefits, rights and Options accruing to any Participant in accordance with the terms and conditions of this Plan shall be non-transferrable and non-assignable unless specifically provided herein. During the lifetime of a Participant, any Options granted hereunder may only be exercised by the Participant and in the event of the death or permanent disability of a Participant, by the person or persons to whom the Participant's rights under the Option pass by the Participant's will or applicable law.

18. Amendment and Termination of Plan

The Board may, at any time, suspend or terminate this Plan. The Board may also, at any time, amend or revise the terms of this Plan, subject to the receipt of all necessary regulatory approvals, provided that no such amendment or revision shall alter the terms of any Options theretofore granted under this Plan.

19. Necessary Approvals

The obligation of the Corporation to issue and deliver Shares in accordance with this Plan and Options granted hereunder is subject to applicable securities legislation and to the receipt of any approvals that may be required from any regulatory authority or stock exchange having jurisdiction over the securities of the Corporation. If Shares cannot be issued to a Participant upon the exercise of an Option for any reason whatsoever, the obligation of the Corporation to issue such Shares shall terminate and any funds paid to the Corporation in connection with the exercise of such Option will be returned to the relevant Participant as soon as practicable.

20. Stock Exchange Rules

This Plan and any option agreements entered into hereunder shall comply with the requirements from time to time of the stock exchange or exchanges on which the Shares are listed.

21. Right to Issue Other Shares

The Corporation shall not by virtue of this Plan be in any way restricted from declaring and paying stock dividends, issuing further Shares, varying or amending its share capital or corporate structure or conducting its business in any way whatsoever.

22. Notice

Any notice required to be given by this Plan shall be in writing and shall be given by registered mail, postage prepaid or delivered by courier or by facsimile transmission addressed, if to the Corporation, at its principal address in Calgary, Alberta (Attention: The Chairman); or if to a Participant, to such Participant at his address as it appears on the books of the Corporation or in the event of the address of any such Participant not so appearing then to the last known address of such Participant; or if to any other person, to the last known address of such person.

23. Gender

Whenever used herein words importing the masculine gender shall include the feminine and neuter genders and vice versa.

24. Interpretation

This Plan will be governed by and construed in accordance with the laws of the Province of Alberta.

Northern Abitibi

Mining Corp.

2002
Annual Report

Letter to Shareholders

The first phase of work conducted by Falconbridge on Northern Abitibi's 47.8% owned South Voisey Bay project was mostly reconnaissance in nature as their initial drilling was focused immediately to the south of the property on SVBN owned ground which is part of the larger South Voisey Bay project. Mapping and a ground geophysical survey were conducted to outline drilling targets for 2003. Falconbridge has elected to continue the option on the property through 2003 and are committed to spending a cumulative amount of $200,000 towards its $5,000,000 earn in amount by the end of December 2003. Falconbridge's continued commitment to explore the Northern Abitibi Property and rising nickel prices bode well for the future of the project. Our property remains the one where the highest amount of nickel, copper and cobalt bearing massive mineralization has been outlined by previous drilling in the area, including intersections of 1.1 meters grading 11.8% nickel and 9.7% copper as well as 15.7 meters grading 1.13% nickel and 0.78% copper.

In the Coronation Diamond District of Nunavut, Northern Abitibi and partner Tyler Resources Inc. conducted a detailed airborne geophysical survey as well as a reconnaissance till sampling and mapping program on the Keni Property. The Joint Venture is currently earning a 65% interest in the property. Work to date has identified over 12 targets with geophysical signatures consistent with kimberlitic intrusions and the property is now at a stage where funding is required to proceed with ground geophysical surveys and a drilling program. Management anticipates that ongoing exploration in the Coronation area in 2003 will refocus the market's attention on this prolific area and lead to conditions propitious for financing the next stage of exploration.

Our Quebec diamond exploration portfolio did not see any significant work this year due to difficult markets for the financing of grassroots type work. With continued encouraging exploration results coming out of Ashton's Renard diamondiferous kimberlite cluster, there is reason for optimism that further Quebec diamond exploration can be financed.

Finally, with a rising gold price environment, Northern Abitibi will endeavor to take steps to further exploration on the Douay West property which adjoins Vior's Douay West gold deposit, which reportedly contains over 125,000 ounces of gold. With road access, existing mining infrastructure and power available within 150 meters of Northern Abitibi's property, we anticipate that under current gold prices, further exploration may be conducted to extend the Douay West Deposit onto the Northern Abitibi Property.

Your company looks forward to the year 2003 as markets are refocussing on companies with quality exploration projects.

Respectufully submitted on
behalf of the Board of Directors

James Devonshire
President

Management's Discussion & Analysis of Financial Conditions & Results of Operations

September 30, 2002

The following analysis of the Company's results of operations and financial position should be read in conjunction with the financial statements and related notes that follow.

Corporate Operations

The Company is in the business of conducting grass roots mineral exploration on mineral properties that have potential for future commercial production. The Company hopes to add investor value by performing exploration on properties to the point where the potential is such that a producing mineral company will participate in further exploration with a goal to developing a producing property. The Company's interest in such a property can then be converted to an overriding royalty or can be vended to such a company. The financial resources required for operations, including the cost of being a public company, and exploration, have been obtained from equity financings.

The focus of fiscal 2002 was the Keni prospective diamond property in Nunavut. The Company, with its 50% joint venture partner, Tyler Resources Inc., has an option to earn a 65% interest in the property by issuing a prescribed number of shares and conducting a minimum dollar value of exploration over four years.

The Company undertook a small-scale exploration program in Quebec during fiscal 2002. The bulk of exploration work in fiscal 2002 occurred on the QC diamond property.

The Company continues to hold an interest in the South Voisey's Bay property that is held in joint venture with Donner Minerals Ltd. Falconbridge Limited has entered into an option earn-in agreement, whereby they can earn an interest in South Voisey Bay properties that include the Company's jointly held property. The Company is encouraged by the participation of a major producer in this property.

Results of Operations

The following summarizes selected financial data:

	2002	2001
Revenue	**$ 7,212**	$ 34,813
Expenses	**144,837**	111,893
Gain on sale of investments	**26,467**	-
Abandonment and write-down of mineral properties	-	132,543
Net Loss	**$(111,158)**	$(209,623)

Revenue, which is comprised primarily of interest, has declined as a result of the large decrease in cash balances.

The $33,000 increase in expenses was primarily due to the fees paid to the investor relations firm that was hired in January, 2002. These aggregated $22,500 in fiscal 2002. Further, in fiscal 2002, the Company incurred $4,000 of costs associated with their move to new office premises when their lease expired December 31, 2001. During the year the Company prepared an AIF, incurred expenditures relating to the preparation of an option agreement on the Keni property, issued comparatively more news releases, and issued stock options during the year. The direct expenditures associated with the foregoing as well as the regulatory fees associated with them, also contributed to the increase in expenses.

The Company sold investments during the year that were acquired pursuant to option agreements with other companies. The proceeds on the sales aggregated $48,000.

Management's Discussion & Analysis of Financial Conditions & Results of Operations (Continued)

Liquidity and Capital Resources

	2002	2001
Cash and cash equivalents	**$ 176,628**	$ 622,916
Working capital	**$ 181,588**	$ 614,066

The decline in cash was primarily due to the large increase, ($285,000), in cash exploration expenditures. The bulk of these expenditures were incurred on the Keni property pursuant to the option to earn a joint 65% interest in the property, (the Company's share being 32.5%). Approximately $40,000 was incurred, on the QC Diamond property in Quebec, for geochemical analysis and geological costs. Further, cash used in operations increased $64,000 due to the decrease in revenues and increase in expenses described above. Cash contributions related to the sale of investments and the exercise of options.

While the Company has sufficient cash resources for the ensuing years' operating costs, which are expected to be approximately the same as fiscal 2002, it will require financing to support more than a modest exploration program in fiscal 2003.

Risks and Uncertainties

The Company's possible risks in the mineral exploration business in Canada relate to environmental liabilities, the possibility that mineral titles will be disputed, First Nations' land claim issues, the effect of changing commodity prices on exploration property and share values, as well as risks associated with the regulatory environment from a provincial and federal government perspective, such as income tax and environmental issues.

Outlook

As of November 18, 2002, Falconbridge Ltd. confirmed that it would proceed with the option on the combined Voisey's Bay properties and would incur a minimum of $1,700,000 of exploration expenditures thereon in 2003. The Company feels that this is a good indication of the potential for its Voisey's Bay property.

With gold prices close to five-year highs, the Douay Northwest, Quebec joint venture with SOQUEM INC., (SOQUEM), and Societe d'exploration miniere Vior Inc., (Vior), may be reactivated. Management has commenced discussions with the project operator, SOQUEM. Further exploration at Douay would focus on extending Vior's Douay West deposit that, as reported by Vior, contains 676,311 tonnes of ore grading 5.75 g/t gold. The deposit has been defined up to the Company's property boundary and exploration would be directed to delineating the presence of gold on the Company's ground at depth.

Exploration on the Company's diamond projects will resume when equity market conditions warrant. The Company is hopeful that recent developments on the Canadian diamond scene will attract investor attention to grass-roots mineral exploration companies involved in diamond exploration, such as itself. The commencement of production at the Diavik Mine in the Northwest Territories and the discoveries by large-scale exploration companies, such as Ashton Mining of Canada Inc., (Ashton), fuel optimism that investors will once again become interested in companies with diamond exploration plays. Ashton has established a new Canadian diamond district in Quebec through the discovery of a tightly associated cluster of eight diamondiferous kimberlitic intrusives and continues to explore aggressively in Nunavut. Both are areas in which the Company has exploratory diamond properties.

Forward-Looking Statements

Certain of the statements contained in this annual report are forward-looking, such as statements that describe the Company's future plans, including words to the effect that the Company or Management expects a stated condition or result to occur. Since these statements address future events and conditions, they involve inherent risks and uncertainties. Actual results could differ materially from those anticipated, due to various factors, many of which are beyond the control of the Company.

Auditors' Report

To the Shareholders of
Northern Abitibi Mining Corp.

We have audited the balance sheets of Northern Abitibi Mining Corp. as at September 30, 2002 and 2001 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2002 and 2001 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"Grant Thornton LLP"

Calgary, Alberta
December 13, 2002

Grant Thornton LLP
Chartered Accountants

Northern Abitibi Mining Corp.
Balance Sheets

September 30		2002		2001
ASSETS				
Current				
Cash and cash equivalents	$	**176,628**	$	622,916
Accounts receivable		**10,765**		5,317
		187,393		628,233
Investments and other assets Note 3		**10,942**		26,000
Mineral properties Note 4		**2,715,944**		2,367,066
	$	**2,914,279**	$	3,021,299
LIABILITIES				
Current				
Accounts payable and accrued liabilities	$	**5,805**	$	14,167
SHAREHOLDERS' EQUITY				
Capital stock Note 5				
Authorized:				
Unlimited number of common shares without par value				
Issued:				
27,880,028 common shares (2001 – 27,755,028)		**8,578,170**		8,565,670
Contributed Surplus		**104,206**		104,206
Deficit		**(5,773,902)**		(5,662,744)
		2,908,474		3,007,132
	$	**2,914,279**	$	3,021,299

On behalf of the Board

"L.O. Hayes" ______________ Director — L.O.Hayes

"James Devonshire" ______________ Director — James Devonshire

See accompanying notes to the financial statements.

Northern Abitibi Mining Corp.
Statements of Operations and Deficit

Years Ended September 30	2002	2001
Revenue		
Interest and other	$ 7,212	$ 34,813
Expenses		
General and administrative	110,997	85,747
Reporting to shareholders	14,706	12,812
Professional fees	13,218	8,026
Stock exchange and transfer agent fees	5,916	5,308
	144,837	111,893
Loss before the undernoted	(137,625)	(77,080)
Gain on sale of Investments	26,467	-
Abandonment and write-down of mineral properties	-	(132,543)
Net Loss	(111,158)	(209,623)
Deficit, beginning of year	(5,662,744)	(5,952,121)
Adjustment for adoption of new accounting policy (Note 6)	-	499,000
Deficit, end of year	$ (5,773,902)	$ (5,662,744)
Loss per share		
Basic and diluted	$ (0.00)	$ (0.01)
Weighted Average Shares		
Basic and diluted	27,820,781	27,755,028

See accompanying notes to the financial statements.

Northern Abitibi Mining Corp.
Statements of Cash Flows

Years Ended September 30	2002	2001
Increase (decrease) in cash and cash equivalents:		
Operating activities		
Interest and other income received	$ 7,212	$ 34,813
Cash operating expenses	(156,229)	(120,008)
	(149,017)	(85,195)
Financing activities		
Issue of shares for cash	5,000	-
Investing activities		
Mineral property additions	(350,037)	(65,341)
Proceeds on sale of investments	47,766	-
	(302,271)	(65,341)
Decrease in cash and cash equivalents	(446,288)	(150,536)
Cash and cash equivalents, Beginning of year	622,916	773,452
End of year	$ 176,628	$ 622,916

Supplementary Information:
No cash was expended on interest or taxes during the years ended September 30, 2002 and September 30, 2001.

See accompanying notes to the financial statements.

1. Nature of operations

Northern Abitibi Mining Corp. is engaged in the business of mineral exploration and development. Since inception, the efforts of the Company have been devoted to the acquisition, exploration and development of mineral properties. To date the Company has not received any revenue from mining operations and is considered to be in the development stage.

Mineral properties are recognized in these financial statements in accordance with the accounting policies outlined in Note 2. Accordingly, their carrying values represent costs incurred to date, net of recoveries, abandonments and write-downs, and do not necessarily reflect present or future values. The recoverability of these amounts is dependent upon the existence of economically recoverable mineral reserves; the acquisition and maintenance of appropriate permits, licenses and rights; the ability of the Company to obtain necessary financing to complete the development of properties where necessary, and upon future profitable operations; or alternatively, upon the Company's ability to recover its costs through a disposition of its interests.

2. Summary of significant accounting policies

a) Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets, such as resource properties (see Note 1), and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

b) Cash and cash equivalents
Cash and cash equivalents includes bank deposits and term deposits and treasury bills with maturities equal to or less than 90 days.

c) Mineral properties
Costs relating to the acquisition, exploration and development of mineral properties are capitalized on an area of interest basis. These expenditures will be charged against income, through unit of production depletion, when properties are developed to the stage of commercial production. Where the Company's exploration commitments for an area of interest are performed under option agreements with a third party, the proceeds of any option payments under such agreements are applied to the area of interest to the extent of costs incurred. The excess, if any, is credited to operations. If an area of interest is abandoned, or management determines there is a permanent and significant decline in value, the related costs are charged to operations.

Development of mineral properties is dependent upon capital financing arrangements, mineral market conditions, environmental considerations and general economic conditions.

d) Flow-through common shares
Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. Future income tax liability is increased and capital stock is reduced by the estimated tax benefits transferred to shareholders.

e) Joint interest operations
Certain of the Company's exploration and development activities are conducted jointly with others. These financial statements reflect only the Company's proportionate interest in such activities.

2. **Summary of significant accounting policies** (Continued)

f) **Investments**
Portfolio investments are carried at cost, less a provision for declines in value that are considered to be other than temporary.

g) **Earnings (Loss) per share**
Basic earnings (loss) per common share is computed by dividing the net earnings (loss) by the weighted average number of common shares outstanding for the year. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. For the years presented this calculation proved to be anti-dilutive. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. Under the treasury stock method only "in-the-money" dilutive instruments impact the dilution calculations.

h) **Income taxes**
Income taxes are recorded using the liability method of tax allocation. Future income taxes are calculated based on temporary timing differences arising from the difference between the tax basis of an asset or liability and its carrying value using tax rates anticipated to apply in the periods when the timing differences are expected to reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

i) **Foreign currency**
Foreign currency denominated monetary assets and liabilities are translated to Canadian dollars at the exchange rate in effect at the balance sheet date. Foreign currency denominated non-monetary assets and liabilities are translated to Canadian dollars at the exchange rate in effect on the transaction date. Revenue and expense items are translated at average exchange rates for the period. Foreign exchange gains or losses are included in the determination of net earnings for the period.

j) **Financial instruments**
The fair market values of cash and term deposits, accounts receivable, accounts payable and accrued liabilities approximate their carrying values as a result of the short-term nature of the instruments and/or the variable interest rate associated with the instrument.

k) **Reclamation costs**
The Company's activities have primarily been focused on exploration directed toward the discovery of mineral resources. When it is determined that a future reclamation cost is likely, and the amount can be reasonably estimated, the costs thereof will be accrued.

l) **Stock Options**
Compensation expense is not recognized when stock options are granted. Consideration paid on the exercise of stock options is credited to capital stock.

3. **Investments and other assets.**

		2002		2001
Portfolio Investments (market value $8,000, 2001- $29,000)	$	**4,700**	$	26,000
Non-current prepaid rent		**6,242**		-
	$	**10,942**	$	26,000

4. Mineral properties

2002		Labrador	Quebec			Nunavut
Exploration and Development expenditures:	**Total**	**SouthVoisey Bay**	**Douay Joutel**	**Caniapiscau**	**QC Diamond**	**Keni**
Balance Sept 30, 2001	$2,074,112	$1,946,355	$ 87,243	$18,541	$ 21,973	$ -
Geological consulting	46,943	2,750	-	2,075	20,790	21,328
Project field costs & miscellaneous	56,605	3,889	(6,350)	1,801	1,082	56,183
Air and fuel	54,978	-	-	-	-	54,978
Geochemical anaylsis	33,389	-	-	1,054	20,240	12,095
Airborne geophysical	113,980	-	-	-	-	113,980
Exploration tax credits	(12,418)	-	-	(8,755)	(3,663)	-
Balance Sept 30, 2002	**2,367,589**	**1,952,994**	**80,893**	**14,716**	**60,422**	**258,564**
Property acquisition costs:						
Balance Sept 30, 2001	292,954	150,126	141,968	460	400	-
Costs incurred	55,401	-	110	-	3,520	51,771
Balance Sept 30, 2002	**348,355**	**150,126**	**142,078**	**460**	**3,920**	**51,771**
Total mineral properties Sept. 30, 2002	**$2,715,944**	**$2,103,120**	**$ 222,971**	**$ 15,176**	**$ 64,342**	**$ 310,335**

2001		Labrador	Quebec				
Exploration and Development expenditures:	**Total**	**South Voisey Bay**	**Douay Joutel**	**Siscoe**	**Caniapiscau**	**QC Diamond**	**Other**
Balance Sept. 30, 2000	$2,088,863	$1,943,220	$ 86,180	$59,463	$ -	$ -	$ -
Geological consulting	31,544	5,850	1,063	4,231	12,650	7,175	575
Project field costs & miscellaneous	25,186	1,685	-	-	5,891	14,798	2,812
Write-offs and Abandonments	(71,481)	(4,400)	-	(63,694)	-	-	(3,387)
Balance Sept. 30, 2001	**2,074,112**	**1,946,355**	**87,243**	**-**	**18,541**	**21,973**	**-**
Property acquisition costs:							
Balance Sept. 30, 2000	342,475	150,126	141,960	50,380	-	-	9
Costs incurred	11,541	-	-	-	460	400	10,681
Write-offs and Abandonments	(61,062)	-	-	(50,380)	-	-	(10,682)
Balance Sept 30, 2001	**292,954**	**150,126**	**141,960**	**-**	**460**	**400**	**8**
Total mineral properties Sept 30, 2001	**$2,367,066**	**$2,096,481**	**$229,203**	**$ -**	**$19,001**	**$ 22,373**	**$ 8**

LABRADOR

South Voisey Bay

The Company has a 47% interest in the South Voisey Bay property, with Donner Minerals Ltd. holding the remaining 53%. During fiscal 2001 Falconbridge Limited, (Falconbridge), entered into an option earn-in agreement on the South Voisey Bay property that includes the Company's jointly held property as well as certain adjoining properties held by other companies, (the "Combined Property"). Pursuant to the agreement Falconbridge can earn a 50% interest in the Company's jointly held property by incurring $5,000,000 of expenditures on that property by December 31, 2006. In order to keep the option in good standing, Falconbridge is required to incur at least $2,000,000 of expenditures on the Combined Property by December 31, 2002 and in each of the years ended December 31, 2003 through December 31, 2006. Falconbridge has met its December 31, 2002 earn-in commitment.

4. **Mineral properties (continued)**

NUNAVUT
Keni
During the year ended September 30, 2002, the Company and Tyler Resources Inc. (Tyler), entered into a letter agreement whereby they can jointly acquire a 65% interest in the Keni mineral claims, aggregating approximately 111,000 acres. Tyler is related to the Company by virtue of certain common officers and directors. Under the terms of the agreement the Company and Tyler assumed all of the staking costs, aggregating approximately $96,000, one half of which was borne by the Company. The companies are further committed to issue 250,000 shares of their capital stock each, over four years. To September 30, 2002 each company has issued 75,000 shares. In addition the companies must assume an exploration work commitment on the property aggregating approximately $1,110,000 over four years. To September 30, 2002 the companies have jointly incurred $482,000 in exploration costs, (the Company - $241,000), to be credited towards the earn-in commitment. Tyler is acting as operator during the earn-in period.

QUEBEC
Caniapiscau and QC Diamond
Caniapiscau and QC Diamond are prospective diamond properties that were staked 100% by the Company during fiscal 2001. A limited exploration program was undertaken late in fiscal 2001 and in the summer of fiscal 2002.

Impaired Mineral Properties
During fiscal 2001 the Siscoe, Quebec claims were allowed to lapse and related carrying costs were written-off. The property had been jointly held with Beaufield Consolidated Resources Inc., who had a 25% interest in the property.

5. Capital stock

a) Common Shares Issued:

	2002			2001		
	Number of Shares		**Stated Value**	Number of Shares		Stated Value
Balance, beginning of year	**27,755,028**	**$**	**8,565,670**	27,755,028	$	9,064,670
Change in accounting policy for future income taxes (Note 6)	-		-	-		(499,000)
Issued for acquistion of Mineral property	**75,000**		**7,500**	-		-
Issued for cash upon exercise of options	**50,000**		**5,000**	-		-
Balance, end of year	**27,880,028**	**$**	**8,578,170**	27,755,028	$	8,565,670

5. **Capital stock (continued)**

b) **Outstanding Options :**

Expiry Date	Number of Shares 2002	2001		Price
May 15, 2007	**545,000**	-	$	0.12
April 10, 2006	**1,410,000**	1,640,000	$	0.10
January 6, 2004	**250,000**	-	$	0.10
September 23, 2002	-	400,000	$	0.84
February 27, 2002	-	75,000	$	0.40
January 7, 2002	-	248,000	$	0.50
December 18, 2001	-	110,000	$	0.40
November 18, 2001	-	75,000	$	0.35
	2,205,000	2,548,000		

c) **Option Transactions:**

	Number of Options	Weighted-average Exercise Price
As at September 30, 2000	908,000	$ 0.62
Granted	1,640,000	$ 0.10
As at September 30, 2001	2,548,000	$ 0.28
Granted	795,000	$ 0.11
Expired or cancelled	(1,088,000)	$ 0.53
Exercised	(50,000)	$ 0.10
As at September 30, 2002	**2,205,000**	$ 0.10

6. **Income taxes**

a) On October 1, 2000 the Company retroactively adopted, without restatement of prior financial statements, the liability method of accounting for income taxes as recommended by the Canadian Institute of Chartered Accountants. The liability method of calculating income taxes is based upon the difference between the financial and tax bases of assets and liabilities. Previously the Company used the deferral method, which was based upon the differences between the timing of reporting income and expenses for financial and income tax purposes.

The effect of this change in accounting policy was to decrease the deficit by $499,000 and decrease share capital by $499,000. The adjustments were the result of the tax treatment of flow-through share issues.

6. **Income Taxes (continued)**

Following is a reconciliation of income taxes calculated at statutory rates to the actual income taxes recorded in the accounts:

		2002		2001
Computed expected tax recovery at a combined Provincial and Federal rate of 39.8% (2001 – 44.6%)	$	(44,000)	$	(93,000)
Effect on income taxes resulting from:				
Non-recognition of losses and future tax benefits for financial statement purposes		44,000		93,000
Future income tax recovery	$	-	$	-

The net future income tax asset at September 30, 2002 is comprised of:

		(at 39.8%)
Income tax values in excess of book value of mineral properties	$	1,020,000
Investments with tax value exceeding book values		6,000
Loss carry forwards		185,000
Future income tax asset before valuation allowance		1,211,000
Valuation Allowance		(1,211,000)
Future income tax asset	$	-

b) The Company has incurred losses for income tax purposes of approximately $466,000. Unless sufficient taxable income is earned in future years these losses will expire as follows:

2003		33,000
2004		62,000
2006		32,000
2007		123,000
2008		79,000
2009		137,000
	$	466,000

c) The Company has available the following approximate amounts which may be deducted, at the rates indicated, in determining taxable income of future years.

		Amount	Rate
Canadian exploration expenses		3,526,000	100%
Canadian development expenses		1,410,000	30%
Foreign exploration and development expenses		328,000	10%
Undepreciated capital cost		14,000	20-30%
	$	5,278,000	

7. Related Party Transactions and Commitments

CDG Investments Inc., (CDG), a company related by virtue of certain common officers and directors, officers of the Company, and corporations in which certain of the Company's officers and directors are shareholders provided services, at usual professional rates, as presented below:

		2002		2001
Geological	$	**5,000**	$	8,000
Rent and direct administrative		**80,000**		79,000
	$	**85,000**	$	87,000

Included in accounts payable is $5,000 (2001 - $6,000) due to CDG with respect to the foregoing.

During the 2002 fiscal year, Tyler Resources Inc., a company related by virtue of certain common officers and directors acted as operator for the Keni Joint Venture. Accordingly it billed the Company for its share of third party exploration and development expenditures including a mark-up of 5% to 10% on qualifying expenditures to cover administrative overhead. The rates are consistant with industry practice. The total exploration and development costs billed to the Company aggregated $241,000 and total overhead fees billed aggregated $17,500 during the year ended September 30, 2002.

Pursuant to a sublease agreement, with a company related by virtue of certain common officers and directors, the company is committed to pay its share of lease operating costs and base lease expenses. The committed base lease costs for the ensuing five fiscal years are as follows:

2003	**12,150**
2004	**12,150**
2005	**12,150**
2006	**11,140**
2007	**–**

Corporate Information

Head Office:

Suite 500, 926-5th Avenue S.W.
Calgary, Alberta, T2P 0N7
Ph: 403-233-2636
Fax: 403-266-2606

Directors:

Lesley Hayes
James Devonshire
Jean Pierre Jutras
Shane Ebert (Nominee)

Officers:

James Devonshire, *President*
Jean Pierre Jutras, *Vice-President*
Shari Difley, *Chief Financial Officer*
Barbara O'Neill, *Secretary*

Transfer Agent & Registrar:

Computershare Trust Company of Canada
#600, 530-8th Avenue S.W.
Calgary, Alberta, T2P 3S8

Website:

www.naminco.ca

Email:

inquiries@naminco.ca

Legal Counsel:

Lavery, De Billy
1, Place Ville-Marie, #4000
Montreal, Quebec, H3B 4M4

Bank:

HSBC Bank of Canada
333-5th Avenue S.W.
Calgary, Alberta, T2P 0N7

Auditors:

Grant Thornton LLP
Suite 2800, 500-4th Avenue S.W.
Calgary, Alberta, T2P 2V6

Listed:

TSX Venture Exchange

Symbol:

NAI